October 12, 2011

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael R. Clampitt Matt McNair

Re:	Sterling Financial Corporation Post-Effective Amendment No. 5 to Registration Statement on Form S-1 on Form S-3 Filed on October 3, 2011 File No. 333-169579

Ladies and Gentlemen:

Sterling Financial Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 6, 2011 relating to the Company’s Post-Effective Amendment No. 5 to Registration Statement on Form S-1 on Form S-3 (File No. 333-169579) filed with the Commission on October 3, 2011.

Simultaneously herewith, the Company is filing via EDGAR Post-Effective Amendment No. 6 to the registration statement (“Amendment No. 6”).

In this letter, we have restated the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	We note your response to comment 1 in our letter dated September 26, 2011. Please revise to disclose whether you obtained an opinion of counsel—or other interpretive guidance, such as a private letter ruling from the IRS—in determining that an “ownership change” has not occurred.

The prospectus has been revised on page 8 to include the following: “The Company has not obtained an opinion of counsel or any other interpretive guidance, such as a private letter ruling from the Internal Revenue Service (“IRS”), in determining that it has not undergone an “ownership change.”

Exhibit 5.1

2.	We note your response to comment 6 in our letter dated September 26, 2011. Please arrange for counsel to clarify that the opinion speaks as of the effective date of the post-effective amendment. The opinion should be updated for any material changes or events occurring subsequent to filing and prior to the effective date of the post-effective amendment.

An updated opinion of counsel has been filed with Amendment No. 6.

3.	Please arrange for Witherspoon, Kelly, Davenport & Toole to remove the qualification in the last sentence of the penultimate paragraph on page 2 (i.e., “To the extent that the laws of any other jurisdiction govern ….”).

An updated opinion of counsel has been filed with Amendment No. 6.

4.	We note that with respect to matters governed by the laws of the State of New York, Witherspoon, Kelly, Davenport & Toole relies on the opinion of Davis Polk & Wardwell LLP. Please file the opinion of Davis Polk & Wardwell LLP as an exhibit to the post-effective amendment.

The opinion of Davis Polk & Wardwell LLP has been filed as Exhibit 5.2 with Amendment No. 6.

Exhibit 8.1

5.	Please refer to comment 2 above and arrange for Davis Polk & Wardwell LLP to revise the tax opinion in a similar manner.

An updated opinion of counsel has been filed with Amendment No. 6.

* * * * *

Please feel free to contact me at 509-838-7239 should you have any questions or additional comments.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/Andrew J. Schultheis
Andrew J. Schultheis
Executive Vice President and General Counsel

cc (w/o encl.):	Patrick J. Rusnak, CFO Sterling Financial Corporation

Sarah K. Solum, Esq. Davis Polk & Wardwell LLP

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